

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

March 2, 2016

Via E-Mail
Mr. James M. Sullivan
Executive Vice President and Chief Financial Officer
Joy Global, Inc.
100 East Wisconsin Ave, Suite 2780
Milwaukee, Wisconsin 53202

> **Re:** **Joy Global Inc.**
> **Form 10-K for the Fiscal Year Ended October 30, 2015**
> **Filed December 21, 2015**
> **File No. 001-09299**

Dear Mr. Sullivan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 30, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating (Loss) Income, page 28

1. We see that you experienced significant declines in operating margins over the past fiscal year. Please revise future filings to disclose the effect of loss contracts on the results of operations.

Critical Accounting Policies

Goodwill and Other Intangible Assets, page 37

2.   We note that you have $354.6 million of goodwill associated with your Surface segment
        as of October 30, 2015. Given the continuing deterioration of your markets, please tell us
        your consideration of the requirements of Item 303(a)(3)(ii) of Regulation S-K, which
        requires a description of a known uncertainty and the guidance in Section V of Release
        33-8350, which states that under the existing MD&A disclosure requirements, you should
        address material implications of uncertainties associated with the methods, assumptions
        and estimates underlying the company's critical accounting measurements.

Item 8. Financial Statements

Consolidated Statements of Operations, page F-5

3.   In future filings please present the aggregate amount of goodwill impairment losses as a
        separate line item consistent with ASC 350-20-45-2.

Note 2. Significant Accounting Policies

Inventories, page F-11

4.   Please describe to us the inventory costing method used in those jurisdictions where you
        do not use FIFO. Revise future filings to clearly disclose the costing method used. Refer
        to ASC 330-10-50-1.

Long-Lived Assets, page F-11

5.   In future filings where you record an impairment loss, please disclose the method used to
        determine fair value. Refer to ASC 360-10-50-2.

Revenue Recognition, page F-16

6.   We see that you recognize revenue on long-term contracts using the percentage-of-
        completion method. Please tell us the process in place to assess changes to profit rates of
        a contract that may result in a revision to contract costs or estimates to complete.

7.   We reference the life cycle management arrangements under which you provide supply
        parts and service for terms of 1 to 17 years. We see that you bill the customer under
        these arrangements each month based on hours of operation or units of production
        achieved by the equipment, and recognize revenues when parts are supplied or services
        provided.   Please clarify the elements you identify under ASC 605-25 for these
        arrangements. In addition, please tell us how the monthly billing is allocated to each
        element provided under these arrangements.

8.   You disclose that estimated losses on long-term contracts are recognized in full when identified. Please tell us what you mean by identified and how your policy considered ASC 605-35-25-45 which requires recognition of the entire anticipated loss as soon as the loss becomes evident.

9.   You disclose that sales and gross profit are adjusted prospectively for revisions in estimated total contract costs and contract values. Please tell us how you considered the disclosures required by ASC 605-35-50-6 to 50-8 for contract claims and ASC 605-35-50-9 to 50-10 for revisions of estimates.

Note 7. Goodwill and Intangible Assets

Goodwill, page F-21

10.   Please revise future filings to disclose the gross amount of goodwill and accumulated impairment losses at the beginning and end of the period consistent with ASC 350-20-50-1. In addition, in future filings provide this information for goodwill in total and for each reportable segment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 with any questions. You may also reach me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery